CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated December 29, 2004 containing the results of a poll for a resolution to grant options to the Company’s Chairman and Managing Director at the annual general meeting of the Company held on December 29, 2004.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock code: 1137)

ANNUAL GENERAL MEETING - POLL RESULTS

At the annual general meeting of the Company held on 29 December 2004, the ordinary resolution No. 9 proposed for the grant of Option to subscribe for 8,000,000 Shares of the Company under the existing share option scheme to each of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul was duly passed by the Shareholders (who were entitled to vote in respect of such resolution) by way of poll.

Reference is made to the circular of City Telecom (H.K.) Limited (the “Company”) dated 6 December 2004 (the “Circular”) in relation to, among other things, the proposed grant of Option to Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul. Terms used in this announcement shall have the same meaning as defined in the Circular unless the context requires otherwise.

The Board wishes to announce that the ordinary resolution in relation to the above grant of Option (“Resolution”) was duly passed by Shareholders other than connected persons known to the Company by poll at the annual general meeting (the “AGM”) of the Company held on 29 December 2004. The Company’s share registrar, Computershare Hong Kong Investor Services Limited was appointed as scrutineer for the vote-taking at the AGM.

The total number of shares entitling the Shareholders to attend the AGM was 614,073,404 Shares, being the total issued shares of the Company as at the date of the AGM. Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul together with their associates are beneficially interested in 344,048,999 Shares, representing approximately 56.03% of the total issued share capital of the Company, and were required to abstain from voting in respect of the Resolution. To the best knowledge of the Company, all connected persons, in aggregate, beneficially interested in approximately 417,198,999 Shares, representing approximately 67.94% of the total issued share capital of the Company, were required to abstain from voting in favour of the Resolution. Accordingly, the total number of shares entitling the holders to attend and vote only against the Resolution was approximately 73,150,000 Shares, representing approximately 11.91% of the total issued share capital of the Company; and the total number of shares entitling the holders to attend and vote for or against the Resolution was approximately 196,874,405 Shares, representing approximately 32.06% of the total issued share capital of the Company. The number of shares represented by Shareholders who attended and voted for and against the Resolution was 53,392,960 Shares, representing approximately 8.69% of the total issued share capital of the Company.

The result of the Resolution is as follows :

Ordinary Resolution	No. of votes (% of the total number of shares voted)
	For	Against
9. To authorise the board of directors to grant an option to subscribe for 8,000,000 Shares of the Company under the existing share option scheme to each of:
(a) Mr. Wong Wai Kay, Ricky	53,223,980 (approx. 99.68%) (note a)	168,980 (approx. 0.32%) (note b)
(b) Mr. Cheung Chi Kin, Paul	53,223,980 (approx. 99.68%) (note a)	168,980 (approx. 0.32%) (note b)

Notes :

(a)	representing approximately 8.67% of the total issued share capital of the Company.

(b)	representing approximately 0.03% of the total issued share capital of the Company.

As more than 50% of the votes was cast in favour of the Resolution, the Resolution was duly passed as an ordinary resolution.

As at the date of this announcement, the executive directors of the Company are Mr Wong Wai Kay, Ricky (Chairman), Mr Cheung Chi Kin, Paul (Managing Director), Mr Chong Kin Chun, John, Ms Fung So Mui, Fion, Ms Sio Veng Kuan, Corinna, Ms To Wai Bing; the non-executive director is Mr Cheng Mo Chi, Moses and the independent non-executive directors are Mr Lee Hon Ying, John, Dr Chan Kin Man and Mr Peh Jefferson Tun Lu.

By Order of the Board Eva Leung Company Secretary

Hong Kong, 29 December 2004

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: December 30, 2004